AMENDMENT TO THE BY-LAWS OF

NORTHWESTERN MUTUAL SERIES FUND, INC.

Adopted August 6, 2008

Effective August 6, 2008, the last sentence of Article III, Section 3.01 of the Series Fund By-laws is amended to read as follows:

“A director who has attained the age of seventy (70) on or before the first quarterly board meeting in a calendar year shall retire effective at the end of that meeting. If a director attains age seventy (70) after the first quarterly board meeting in a calendar year, he or she shall retire effective at the end of the first quarterly board meting in the following calendar year.”